Exhibit 99.1

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

FIRST CALL NOTICE

ORDINARY GENERAL SHAREHOLDERS’ MEETING

The undersigned, acting as Secretary of Betterware de México, S.A.P.I. de C.V. (the “Company”), pursuant to clause thirtieth of the Company’s bylaws and in accordance with Articles 183 (one hundred eighty-three), 186 (one hundred eighty-six), 187 (one hundred eighty-seven) and other applicable provisions of the General Law of Commercial Companies, hereby calls the shareholders of the Company, on first call, to an Ordinary General Shareholders’ Meeting of the Company, to be held on July 20, 2026, beginning at 10:00 a.m., at the corporate domicile of the Company, specifically at Torre Niba, N8 Up4, Av. De Las Américas 1462, Country Club, 44610 Guadalajara, Jalisco, Mexico (the “Meeting”), to discuss the matters set forth in the following:

AGENDA

1.	Proposal, discussion and, if applicable, approval regarding the payment of dividends.

2.	Proposal, discussion and, if applicable, approval regarding the reelection, election or removal of the members of the Company’s Board of Directors.

3.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

In order to be entitled to attend the Meeting, the shareholders of the Company must obtain an admission pass, which shall be issued and delivered by the Office of the Secretary of the Company’s Board of Directors at the address indicated herein, up to and including the third business day prior to the Meeting, on the following terms:

a)	Shareholders must be registered either in the Company’s share registry book or evidence ownership of shares through the certificates that, as applicable, may be issued to depositors by a securities deposit institution, the list of holders or any other document evidencing their capacity as shareholders. The shareholder registry shall remain closed from the fourth business day prior to the Meeting and throughout the day on which the Meeting is held.

b)	Shareholders must deposit their share certificates at the offices of the Company indicated herein, or with any domestic or foreign deposit institution, and submit to the Company the deposit certificate or corresponding document, which, as applicable, must be issued for such purposes by the institution holding such securities on behalf of the shareholders.

c)	Shareholders may attend the Meeting in person or be represented by the authorized person or persons, by means of a proxy form or any other form of representation granted in accordance with the law. In such case, shareholders must attach, in addition to the deposit certificate referred to in item (b) above, the proxy form referred to in this paragraph, which may be requested at the Company’s domicile or by email at: jrazguzman@gtlaw.com.

d)	Shareholders who hold their shares in custody through brokerage firms and other financial intermediaries are also reminded that, for purposes of obtaining the admission pass, they must submit the list of holders or any document that, as applicable, may be issued by such financial intermediary, which must include the name, domicile and nationality of the shareholders, as well as the number of shares they represent, duly signed by the officer responsible for issuing such list.

The shares deposited by the shareholders or their representatives with the Secretary of the Company’s Board of Directors in order to be entitled to attend the Meeting shall not be returned until after the Meeting has been held.

The proxy forms, admission passes and supporting documentation that will serve as the basis for the discussion of the matters listed in the Agenda will be available to shareholders at the offices of this Secretary as of this date, from 9:00 a.m. to 2:00 p.m. and from 4:00 p.m. to 6:00 p.m. on business days, as well as electronically upon written request sent to the following email address: jrazguzman@gtlaw.com.

Timely notice shall be given if any legal provision is issued that requires us to amend the contents of this call notice.

July 2, 2026

/s/ José Raz Guzmán Castro

José Raz Guzmán Castro

Secretary of the Company.